100 Glenborough Drive Suite 100 Houston, TX 77067

December 21, 2005
Mr. Barry Stem
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7910
Re: Noble Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 and Form 10-Q for the Quarterly Period ended September 30, 2005 (File No. 001-07964)
Dear Mr. Stem:
Thank you for taking the time to visit with me today concerning the December 20, 2005 Securities and Exchange Commission letter to Noble Energy, Inc. Pursuant to today’s conversation, I requested and you agreed to extend, our response date to January 13, 2006.
Thank you for your assistance in this matter.
Sincerely,
/s/ Chris Tong

Chris Tong
Sr. Vice President and Chief Financial Officer